News Release
Early Warning Report Filed Pursuant to National Instrument 62-103

Vancouver, June 15, 2018 - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") announces that it has sold its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero Copper Corporation ("Libero") for 10,400,000 Common shares of Libero and a 2% net smelter returns royalty on production generated on the Property.

The receipt of the 10,400,000 Common shares of Libero on June 15, 2018 is pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero and Libero Resources Limited, a wholly owned subsidiary of Libero, at a deemed price of CDN$0.09 per share and an aggregate deemed price of CDN$936,000.

In connection with this acquisition, the total holdings in the Common shares of Libero held by the Company represent approximately 19% of the outstanding Common shares of Libero as of the date hereof. Immediately before such acquisition, the Company held no Common shares of Libero.

The Company is incorporated under the laws of British Columbia and the Company's head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The principal business of the Company is to acquire interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus, to undertake exploration and drilling campaigns to define and develop resources and reserves on these properties and to develop, construct and operate mines on such properties.

Libero's head office is located at Suite 2348 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Common shares of Libero that the Company is receiving pursuant to the Agreement are presently being held for investment purposes. In the future, the Company may dispose of the Common shares of Libero presently held by the Company or may acquire (whether directly or indirectly) additional Common shares of Libero, subject to a number of factors, including, among others, general market and economic conditions and other investment and business opportunities.

A copy of the Early Warning Report to which this news release relates can be obtained from Katie Bromley, Manager, Investor Relations & Public Relations (604-681-8371) or on the SEDAR profile of Libero at www.sedar.com.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, low-cost Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 910,000 and 950,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated all-in sustaining costs are projected to be between $780 and $830 per ounce.

ON BEHALF OF B2GOLD CORP.

"Clive Johnson"
President & CEO

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

All amounts in this news release are expressed in U.S. dollars, unless otherwise stated. B2Gold's guidance presented in this news release reflects the total production at the mines B2Gold operates on a 100% basis.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including statements regarding the intentions of B2Gold with respect to the Common shares of Libero presently held by B2Gold, any future acquisitions or dispositions of the Common shares of Libero by B2Gold or its affiliates, the factors which may affect any decisions to pursue any such acquisitions or dispositions, and anticipated exploration, operations, production and other activities and achievements of B2Gold, including but not limited to: consolidated 2018 gold production forecast being between 910,000 and 950,000 ounces of gold and such representing an increase in annual consolidated gold production of approximately 300,000 ounces for B2Gold in 2018 versus 2017; and estimated consolidated cash operating costs and all-in sustaining costs per ounce for 2018. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the uncertainty about the outcome of negotiations with the Government of Mali; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability (including the current ongoing instability in Nicaragua) or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold's forward- looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures: This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at the Websites or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain such measures to IFRS terms.